Mail Stop 4561

September 26, 2008

Robert V. LaPenta
President and Chief Executive Officer
L-1 Identity Solutions, Inc.
177 Broad Street, 12th Floor
Stamford, CT 06901

> **Re:** **L-1 Identity Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 001-33002**

Dear Mr. LaPenta:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney

cc: Marita A. Makinen
       Weil, Gotschal & Manges LLP
       Via Facsimile (212) 310-8007